FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 17, 2011

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval

L-3372 Leudelange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. FINANCIAL STATEMENTS

Millicom International Cellular S.A. and subsidiaries, joint ventures and associates (“Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as at June 30, 2011 and for the six and three month periods then ended.

Millicom is a global telecommunications group with mobile telephony operations in emerging markets. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. As at June 30, 2011, Millicom had operations in 15 emerging markets in Central America, South America, and Africa. The Company’s shares are traded on the NASDAQ OMX in Stockholm and over the counter (OTC) in the US.

As announced on April 19, 2011, Millicom delisted its ordinary shares from NASDAQ in the US at the end of May 2011 and consolidated the listing of its shares in the form of Swedish Depository Receipts (SDRs) on NASDAQ OMX in Stockholm as from June 3, 2011. The Company has thereby maintained the current listing of its shares as Swedish Depository Receipts (“SDRs”) on NASDAQ OMX Stockholm, which has become Millicom’s primary listing. On May 20, 2011, Millicom filed a Form 25 with the U.S. Securities and Exchange Commission relating to voluntary delisting of its ordinary shares from NASDAQ in the US. The last day of trading of Millicom ordinary shares on NASDAQ in the U.S. was May 27, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:		/s/ Mikael Grahne
		Name:	Mikael Grahne
		Title:	President and Chief Executive Officer

	By:		/s/ Francois Xavier Roger
		Name:	Francois Xavier Roger
		Title:	Chief Financial Officer

Date: August 17, 2011

Interim condensed consolidated income statements	Millicom International
for the six months ended June 30, 2011 and 2010	Cellular S.A.

	Notes	Six months ended June 30, 2011	Six months ended June 30, 2010
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	7	2,201,525	1,833,581
Cost of sales		(756,347)	(635,448)
Gross profit		1,445,178	1,198,133
Sales and marketing		(400,196)	(334,718)
General and administrative expenses		(397,768)	(329,945)
Other operating expenses, net		(43,870)	(39,431)
Operating profit	7	603,344	494,039
Interest expense		(91,039)	(89,979)
Interest income		7,222	5,124
Other non operating income (expense), net	8	11,354	(29,845)
Profit before taxes from continuing operations		530,881	379,339
Charge for taxes	9	(139,478)	(115,164)
Profit for the period from continuing operations		391,403	264,175
Profit for the period from discontinued operations, net of tax	5	39,465	6,385
Net profit for the period		430,868	270,560

Attributable to:
Owners of the Company		405,309	289,824
Non-controlling interests		25,559	(19,264)

Earnings per common share for profit attributable to the owners of the Company

Basic (US$)	10	3.84	2.66

Diluted (US$)	10	3.84	2.66

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated income statements	Millicom International
for the three months ended June 30, 2011 and 2010	Cellular S.A.

	Notes	Three months ended June 30, 2011	Three months ended June 30, 2010
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	7	1,120,107	928,550
Cost of sales		(391,578)	(318,144)
Gross profit		728,529	610,406
Sales and marketing		(205,836)	(167,481)
General and administrative expenses		(204,186)	(164,735)
Other operating expenses, net		(25,793)	(22,258)
Operating profit	7	292,714	255,932
Interest expense		(41,980)	(46,825)
Interest income		2,800	2,816
Other non operating expense, net	8	(4,067)	(34,722)
Profit before taxes from continuing operations		249,467	177,201
Charge for taxes	9	(57,496)	(54,993)
Profit for the period from continuing operations		191,971	122,208
Profit for the period from discontinued operations, net of tax	5	—	3,285
Net profit for the period		191,971	125,493

Attributable to:
Owners of the Company		175,172	134,290
Non-controlling interests		16,799	(8,797)

Earnings per common share for profit attributable to the owners of the Company

Basic (US$)	10	1.67	1.23

Diluted (US$)	10	1.67	1.23

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of comprehensive income	Millicom International
for the six months ended June 30, 2011 and 2010	Cellular S.A.

	Six months ended June 30, 2011	Six months ended June 30, 2010
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000

Net profit for the period	430,868	270,560
Other comprehensive income:
Exchange differences on translating foreign operations	22,715	(32,048)
Cash flow hedge reserve movement	(1,281)	(1,641)
Total comprehensive income for the period	452,302	236,871

Attributable to:
Owners of the Company	435,534	257,882
Non-controlling interests	16,768	(21,011)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of comprehensive income	Millicom International
for the three months ended June 30, 2011 and 2010	Cellular S.A.

	Three months ended June 30, 2011	Three months ended June 30, 2010
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000

Net profit for the period	191,971	125,493
Other comprehensive income:
Exchange differences on translating foreign operations	(6,472)	(21,094)
Cash flow hedge reserve movement	(1,926)	(1,249)
Total comprehensive income for the period	183,573	103,150

Attributable to:
Owners of the Company	172,982	112,619
Non-controlling interests	10,591	(9,469)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of financial position	Millicom International
as at June 30, 2011 and December 31, 2010	Cellular S.A.

	Notes	June 30, 2011	December 31, 2010
		(Unaudited)	US$ ‘000
		US$ ‘000

ASSETS
NON-CURRENT ASSETS
Intangible assets, net	11	2,199,817	2,282,845
Property, plant and equipment, net	12	2,798,050	2,767,667
Investments in associates	13	19,719	18,120
Pledged deposits		53,680	49,963
Deferred taxation		30,579	23,959
Other non-current assets		33,273	17,754
TOTAL NON-CURRENT ASSETS		5,135,118	5,160,308

CURRENT ASSETS
Inventories		58,145	62,132
Trade receivables, net		263,329	253,258
Amounts due from joint venture partners		151,075	99,497
Prepayments and accrued income		135,426	89,477
Current income tax assets	9	4,884	10,748
Supplier advances for capital expenditures		37,818	36,189
Other current assets		105,086	72,205
Time deposit		1,069	3,106
Cash and cash equivalents		1,005,071	1,023,487
TOTAL CURRENT ASSETS		1,761,903	1,650,099
Assets held for sale	5	111,267	184,710
TOTAL ASSETS		7,008,288	6,995,117

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of financial position	Millicom International
as at June 30, 2011 and December 31, 2010	Cellular S.A.

	Notes	June 30, 2011	December 31, 2010
		(Unaudited)	US$ ‘000
		US$ ‘000

EQUITY AND LIABILITIES
EQUITY
Share capital and premium		662,527	681,559
Treasury shares		(50,944)	(300,000)
Other reserves		(40,325)	(54,685)
Retained profits		2,223,942	1,134,354
Net profit for the period/year attributable to owners of the Company		405,309	1,652,233
		3,200,509	3,113,461
Non-controlling interests		61,998	45,550
TOTAL EQUITY		3,262,507	3,159,011

LIABILITIES
Non-current liabilities
Debt and other financing	15	1,674,094	1,796,572
Derivative financial instruments		26,550	18,250
Provisions and other non-current liabilities		83,665	79,767
Deferred taxation		183,977	195,919
Total non-current liabilities		1,968,286	2,090,508

Current liabilities
Debt and other financing	15	649,739	555,464
Payables and accruals for the purchase of property, plant and equipment		200,652	278,063
Other trade payables		178,429	202,707
Amounts due to joint venture partners		147,538	97,919
Accrued interest and other expenses		258,209	228,360
Current income tax liabilities		53,781	79,861
Provisions and other current liabilities		276,642	242,457
Total current liabilities		1,764,990	1,684,831
Liabilities directly associated with assets held for sale	5	12,505	60,767
TOTAL LIABILITIES		3,745,781	3,836,106
TOTAL EQUITY AND LIABILITIES		7,008,288	6,995,117

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of cash flows	Millicom International
for the six months ended June 30, 2011 and 2010	Cellular S.A.

	Notes	Six months ended June 30, 2011	Six months ended June 30, 2010
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000
Cash flows from operating activities
Profit before taxes from continuing operations		530,881	379,339
Adjustments:
Interest expense		91,039	89,979
Interest income		(7,222)	(5,124)
Other non-operating (income) expense, net	8	(11,354)	29,845
Adjustments for non-cash items:
Depreciation and amortization	12	366,957	326,073
(Gain) loss on disposal and impairment of property, plant and equipment		(75)	285
Share-based compensation	14	7,385	6,219
		977,611	826,616
Increase in trade receivables, prepayments and other current assets		(76,086)	(30,332)
Decrease (increase) in inventories		6,355	(9,825)
Increase in trade and other payables		26,746	9,177
Changes to working capital		(42,985)	(30,980)
Interest paid		(73,836)	(77,756)
Interest received		7,343	5,059
Taxes paid		(178,157)	(147,580)
Net cash provided by operating activities		689,976	575,359
Cash flows from investing activities:
Purchase of intangible assets and license renewal payments	11	(10,592)	(4,816)
Purchase of property, plant and equipment	12	(281,958)	(228,404)
Proceeds from the sale of property, plant and equipment		8,688	12,419
Cash provided by other investing activities		8,205	47,967
Net cash used by investing activities		(275,657)	(172,834)
Cash flows from financing activities:
Proceeds from issuance of shares		1,319	1,630
Proceeds from issuance of debt and other financing		248,812	282,446
Repayment of debt and financing		(359,381)	(172,330)
Advance payments to non-controlling interests		(19,200)	—
Purchase of treasury shares		(170,859)	(7,065)
Payment of dividends		(188,538)	(788,526)
Net cash used by financing activities		(487,847)	(683,845)
Cash provided from discontinued operations		53,102	—
Exchange gains (losses) on cash and cash equivalents		2,010	(1,076)
Net decrease in cash and cash equivalents		(18,416)	(282,396)
Cash and cash equivalents at the beginning of the period		1,023,487	1,511,162
Cash and cash equivalents at the end of the period		1,005,071	1,228,766

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of changes in equity for the periods	Millicom International
ended June 30, 2011, December 31, 2010 and June 30, 2010	Cellular S.A.

	Number of shares	Number of shares held by the Group	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
	‘000	‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Balance as at December 31, 2009	108,648	—	162,971	497,576	—	1,788,186	(64,930)	2,383,803	(73,673)	2,310,130
Profit for the period	—	—	—	—	—	289,824	—	289,824	(19,264)	270,560
Cash flow hedge reserve movement	—	—	—	—	—	—	(1,641)	(1,641)	—	(1,641)
Currency translation differences	—	—	—	—	—	—	(30,301)	(30,301)	(1,747)	(32,048)
Total comprehensive income for the period	—	—	—	—	—	289,824	(31,942)	257,882	(21,011)	236,871
Transfer to legal reserve	—	—	—	—	—	(53)	53	—	—	—
Dividends	—	—	—	—	—	(653,779)	—	(653,779)	—	(653,779)
Purchase of treasury shares	—	(86)	—	—	(7,065)	—	—	(7,065)	—	(7,065)
Shares issued via the exercise of stock options	65	—	98	1,822	—	—	(290)	1,630	—	1,630
Share based compensation	—	—	—	—	—	—	6,219	6,219	—	6,219
Issuance of shares under LTIPs	254	—	380	16,016	—	—	(16,396)	—	—	—
Balance as at June 30, 2010 (unaudited)	108,967	(86)	163,449	515,414	(7,065)	1,424,178	(107,286)	1,988,690	(94,684)	1,894,006
Profit for the period	—	—	—	—	—	1,362,409	—	1,362,409	21,955	1,384,364
Cash flow hedge reserve movement	—	—	—	—	—	—	(59)	(59)	—	(59)
Currency translation differences	—	—	—	—	—	—	29,211	29,211	(2,948)	26,263
Total comprehensive income for the period	—	—	—	—	—	1,362,409	29,152	1,391,561	19,007	1,410,568
Purchase of treasury shares	—	(3,168)	—	—	(292,935)	—	—	(292,935)	—	(292,935)
Shares issued via the exercise of stock options	80	—	120	2,052	—	—	(526)	1,646	—	1,646
Share based compensation	—	—	—	—	—	—	24,067	24,067	—	24,067
Directors’ shares	5	—	8	424	—	—	—	432	—	432
Issuance of shares under the LTIPs	1	—	1	91	—	—	(92)	—	—	—
Change in scope of consolidation	—	—	—	—	—	—	—	—	130,843	130,843
Dividend to non-controlling shareholders	—	—	—	—	—	—	—	—	(9,616)	(9,616)
Balance as at December 31, 2010	109,053	(3,254)	163,578	517,981	(300,000)	2,786,587	(54,685)	3,113,461	45,550	3,159,011
Profit for the period	—	—	—	—	—	405,309	—	405,309	25,559	430,868
Cash flow hedge reserve movement	—	—	—	—	—	—	(1,281)	(1,281)	—	(1,281)
Currency translation differences	—	—	—	—	—	—	31,506	31,506	(8,791)	22,715
Total comprehensive income for the period	—	—	—	—	—	405,309	30,225	435,534	16,768	452,302
Transfer to legal reserve	—	—	—	—	—	(61)	61	—	—	—
Dividends	—	—	—	—	—	(188,538)	—	(188,538)	—	(188,538)
Purchase of treasury shares	—	(1,592)	—	—	(170,859)	—	—	(170,859)	—	(170,859)
Cancellation of treasury shares	(4,200)	4,200	(6,300)	(20,070)	401,415	(375,045)	—	—	—	—
Shares issued via the exercise of stock options	40	6	59	1,184	592	(435)	(81)	1,319	—	1,319
Share based compensation		—	—	—	—	—	7,385	7,385	—	7,385
Issuance of shares under the LTIPs	46	187	70	6,025	17,908	(773)	(23,230)	—	—	—
Sale of Amnet Honduras to non-controlling interests	—	—	—	—	—	2,207	—	2,207	11,974	14,181
Disposal of Laos	—	—	—	—	—	—	—	—	(6,493)	(6,493)
Dividend to non-controlling shareholders	—	—	—	—	—	—	—	—	(5,801)	(5,801)
Balance as at June 30, 2011 (unaudited)	104,939	(453)	157,407	505,120	(50,944)	2,629,251	(40,325)	3,200,509	61,998	3,262,507

(i)

Includes profit for the period attributable to owners of the Company. As at June 30, 2011, $73 million (December 31, 2010: $60 million) of Millicom’s retained profits are undistributable to owners of the Company.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2011 and for the six and three month periods then ended	Cellular S.A.

1.  ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global telecommunications group with mobile telephony operations in emerging markets. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group was formed in December 1990 when Investment AB Kinnevik (“Kinnevik”), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international mobile ventures to form the Group.

As at June 30, 2011, Millicom had operations in 15 countries focusing on emerging markets in Central America, South America, and Africa. Millicom operates its businesses in El Salvador, Guatemala, Honduras, Costa Rica and Nicaragua in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa.

The Company’s shares are traded on the NASDAQ OMX Stockholm stock exchange under the symbol MIC.  On May 20, 2011, Millicom filed a Form 25 with the U.S. Securities and Exchange Commission relating to voluntary delisting of its ordinary shares from NASDAQ in the United States. The last day of trading of Millicom ordinary shares on NASDAQ in the U.S. was May 27, 2011. The Company has its registered office at 15, rue Léon Laval, L-3372, Leudelange, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’, as published by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns apart from a slight increase in revenues over the festive season in December. The interim condensed consolidated financial statements should be read in conjunction with the annual report for the year ended December 31, 2010 on Form 20-F filed with the U.S. Securities and Exchange Commission.

The preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with Millicom’s consolidated financial statements as at December 31, 2010, as disclosed in Note 2 of those financial statements.

The following amendments to standards and interpretations were mandatory for the Group for the first time for the financial year beginning January 1, 2011, but are either not currently relevant, not applicable or have no significant impact on Millicom.

•                  IFRIC 19, ‘Extinguishing Financial Liabilities with Equity Instruments’ is effective from July 1, 2010. IFRIC 19 addresses accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all, or part of the financial liability.

•                  ‘Prepayments of a minimum funding requirement’ (amendments to IFRIC 14). The amendments correct an unintended consequence of IFRIC 14, ‘IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction’. Without the amendments, entities are not permitted to recognize as an asset some voluntary payments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct this. The amendments are effective for annual periods beginning January 1, 2011.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2011 and for the six and three month periods then ended	Cellular S.A.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (CONTINUED)

•                  As part of its annual improvement project published in May 2010, the IASB slightly amended various standards. The improvements focused on areas of inconsistencies in IFRSs or where clarification of wording was required. The effective dates of these amendments vary depending on the standard concerned. The Group does not expect any significant impact of these amendments on its consolidated financial statements.

•                  IAS 24 Related Party Disclosures, amendment to definition of related parties effective for annual periods beginning on or after January 1, 2011 has not had any significant impact on Millicom.

•                  IAS 32 Financial Instruments Presentation, amendments relating to classification of rights issues, effective for annual periods beginning on or after February 1, 2010, is not relevant for Millicom.

The following standards, amendments to standards and interpretations issued are not effective for the financial year beginning January 1, 2011 and have not been early adopted. The Group is currently assessing the potential impact these changes might have on its financial position and results.

•                  IFRS 10 Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. The Standard requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements, defines the principle of control, and establishes control as the basis for consolidation, set out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee, and sets out the accounting requirements for the preparation of consolidated financial statements. The standard is effective for annual periods beginning on or after 1 January 2013.

•                  IFRS 11, Joint Arrangements, sets out the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. The standard removes the option of accounting for joint ventures using proportionate consolidate, and requires equity accounting to be applied to joint ventures. The standard is effective for annual periods beginning on or after 1 January 2013.

•                  IFRS 12, Disclosure of Interests in Other Entities, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. The standard is effective for annual periods beginning on or after 1 January 2013.

•                  IFRS 13, Fair Value Measurement, defines fair value, sets out in a single IFRS a framework for measuring fair value, and requires disclosures about fair value measurements. The standard is effective for annual periods beginning on or after 1 January 2013.

•                  IAS 1, Presentation of Financial Statements — amendment to revise the way other comprehensive income is presented, which retains the ‘one or two statement’ approach at the option of the entity and only revises the way other comprehensive income is presented: requiring separate subtotals for those elements which may be ‘recycled’ (e.g. cash-flow hedging, foreign currency translation), and those elements that will not (e.g. fair value through OCI items under IFRS 9). The amendment is effective for annual periods beginning on or after 1 January 2012.

•                  IAS 27, Consolidated and Separate Financial Statements, reissued as IAS 27 Separate Financial Statements, as a result of issuance of IFRS 10, Consolidated Financial Statements.  The standard is effective for annual periods beginning on or after 1 January 2013.

•                  IAS 28, Investments in Associates and Joint Ventures, reissued as IAS 28 Investments in Associates, as a result of issuance of IFRS 11, Joint Arrangements. The standard is effective for annual periods beginning on or after 1 January 2013.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2011 and for the six and three month periods then ended	Cellular S.A.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (CONTINUED)

The following amendment to a standard issued is not effective for the financial year beginning January 1, 2011 and not currently applicable to the Group:

•                  IAS 19, Employee Benefits, amendments requiring recognition of changes in the net defined benefit liability (asset) including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of re-measurements in other comprehensive income, plan amendments, curtailments and settlements, introduction of enhanced disclosures about defined benefit plans, and modification of  accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits, as well as clarification of miscellaneous issues, including the classification of employee benefits, current estimates of mortality rates, tax and administration costs and risk-sharing and conditional indexation features. The amendment is applicable on a modified retrospective basis to annual periods beginning on or after 1 January 2013, with early adoption permitted.

3.  ACQUISITION OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS

2011

Millicom did not acquire any subsidiaries, joint ventures or non-controlling interests during the six months ended June 30, 2011. As at June 30, 2011, the agreement entered into on August 20, 2010 to increase Millicom’s ownership in Navega El Salvador from 55% to 100% remains subject to regulatory approval.

2010

Millicom did not acquire any subsidiaries, joint ventures or non-controlling interests during the six months ended June 30, 2010.

4.  DISPOSAL OF SUBSIDIARIES AND JOINT VENTURES

2011

During the six months ended June 30, 2011, Millicom completed the sale of its operation in Laos and reduced its ownership in Amnet Honduras from 100% to 66.7%.

Sale of Millicom’s operation in Laos

On September 16, 2009 Millicom announced that it signed an agreement for the sale of its 74.1% holding in Millicom Lao Co. Ltd., its Laos operation, to VimpelCom for approximately $65 million in total cash proceeds, payable on completion. The transaction valued the entire Laos operation at an enterprise value of approximately $102 million.

On March 9, 2011 Millicom completed the transaction and received proceeds (net of transaction costs and taxes) from the sale of $53 million, realizing a gain on sale of $37 million. From that date the Laos operation is no longer included in the consolidated financial statements of the Group.

Sale of 33.3% of Amnet Honduras

As part of a regional shareholding alignment agreement with its local partner in Honduras, on March 21, 2011, Millicom reduced its shareholding in Amnet Honduras from 100% to 66.7%, realizing a gain on sale of $2.2 million, which is recorded in equity as gain on sale to non-controlling interests. The proceeds from the sale amount to $16.5 million, of which $1 million was received in March 2011, while $4 million will be received each year for the next three years (in March 2012, March 2013 and March 2014) and the remaining $3.5 million will be received in March 2015.

2010

There were no disposals of subsidiaries or joint ventures during the six months ended June 30, 2010.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2011 and for the six and three month periods then ended	Cellular S.A.

5.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

In May 2009, Millicom decided to dispose of its operation in Laos. As a result, in accordance with IFRS 5, Laos was classified as a discontinued operation for the six months ended June 30, 2010. The operation in Laos was disposed of in March 2011.

The result of the discontinued operation for the six and three months ended June 30, 2011 and 2010 are presented below:

	Six months ended June 30, 2011	Six months ended June 30, 2010
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	6,134	15,468
Operating expenses	(3,378)	(8,832)
Operating profit	2,756	6,636
Non-operating income, net	509	314
Profit before tax	3,265	6,950
Taxes	(305)	(565)
Gain on disposal, net	36,505	—
Profit for the period attributable to equity holders	39,465	6,385

	Three months ended June 30, 2011	Three months ended June 30, 2010
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	—	7,478
Operating expenses	—	(4,295)
Operating profit	—	3,183
Non-operating income, net	—	408
Profit before tax	—	3,591
Taxes	—	(306)
Gain on disposal, net	—	—
Profit for the period attributable to equity holders	—	3,285

Assets held for sale

At June 30, 2011 Millicom had assets held for sale amounting to $111 million representing towers sold but yet to be transferred to the acquiring companies in Ghana, the Democratic Republic of Congo and Tanzania. The remaining assets and directly associated liabilities (asset retirement obligations) that are part of these sales but are not leased back have been reclassified respectively as assets held for sale and liabilities directly associated with assets held for sale, as completion of their sale is highly probable. The part of the towers which are leased back are capitalized and classified under the caption “Property, plant & equipment, net” in the statement of financial position as at June 30, 2011.

Ghana

In January 2010, Millicom’s operation in Ghana signed a sale and lease-back agreement with Helios Towers Ghana, a direct subsidiary of Helios Towers Africa, for most of its tower assets.

Under the agreement, Millicom Ghana will sell those tower assets to Helios for a total consideration of $30 million cash and a 40% stake in Helios Towers Ghana, and will lease back a dedicated portion of each tower on which to locate its network equipment. Approximately 80% of the towers under this agreement were sold in 2010 and a further 10% to June 30, 2011. The remaining towers are expected to be transferred in 2011. The carrying value of the portion of the remaining towers that will not be leased back has been classified as assets held for sale as at June 30, 2011 and amounted to $4 million (December 31, 2010: $6 million). The net gain realized by Millicom in the three and six month periods to June 30, 2011 was not significant.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2011 and for the six and three month periods then ended	Cellular S.A.

5.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (CONTINUED)

The fair value of the assets was derived by using the estimated replacement cost of the towers adjusted by an amount for wear and tear taking into consideration the average age of the towers. The fair value of the assets sold was $70 million and the acquired 40% interest in Helios Towers Ghana is accounted for as an Investment in Associate (see Note 6 and Note 13).

Millicom is leasing back a portion of the towers sold representing, on average, 40% of the capacity of each tower sold for a period of 12 years (with options to renew for four further periods of five years each). The 40% portion of towers being leased back represents the dedicated part of each tower on which Millicom’s equipment is located and is derived from the average current technical capacity of the towers. This part of each of the towers is being accounted for as a finance lease. Rights to use the land on which the towers are located are accounted for as operating leases, and costs of services for the towers are expensed as incurred.

Annual payments under the lease agreement depend on the timing of transfer of towers to Helios Towers Ghana, but amount to approximately $7 million per annum once all towers are transferred.

The Democratic Republic of Congo (“DRC”)

In December 2010, Millicom’s operation in DRC signed a sale and lease-back agreement with Helios Towers DRC, for most of its tower assets.

Under the agreement, Millicom DRC will sell those tower assets to Helios for a total consideration of $45 million cash and a 40% stake in Helios Towers DRC, and will lease back a dedicated portion on most of the towers sold on which to locate its network equipment. To June 30, 2011, none of the towers under the agreement were transferred. The towers are expected to be transferred in 2011 and 2012. The carrying value of the portion of the towers that will not be leased back has been classified as assets held for sale as at June 30, 2011 and December 31, 2010 and amounted to $55 million.

Millicom will lease back a portion of most of the towers sold representing, on average, 40% of the capacity of the towers sold for a period of 12 years (with options to renew for four further periods of five years each). The 40% portion of towers to be leased back represents the dedicated part of each tower on which Millicom’s equipment is located and is derived from the average current technical capacity of the towers. This part of each of the towers will be accounted for as a finance lease. Rights to use the land on which the towers are located will be accounted for as operating leases, and costs of services for the towers will be expensed as incurred.

Tanzania

In December 2010, Millicom’s operation in Tanzania signed a sale and lease-back agreement with Helios Towers Tanzania, for most of its tower assets.

Under the agreement, Millicom Tanzania will sell those tower assets to Helios for a total consideration of $81 million cash and a 40% stake in Helios Towers Tanzania, and will lease back a dedicated portion on each tower on which to locate its network equipment. To June 30, 2011, none of the towers under the agreement were transferred. The towers are expected to be transferred in 2011 and 2012. The carrying value of the portion of the towers that will not be leased back has been classified as assets held for sale as at June 30, 2011 and December 31, 2010 and amounted to $52 million.

Millicom will lease back a portion representing, on average, 40% of the capacity of each tower sold for a period of 12 years (with options to renew for four further periods of five years each). The 40% portion of towers to be leased back represents the dedicated part of each tower on which Millicom’s equipment is located and is derived from the average current technical capacity of the towers. This part of each of the towers will be accounted for as a finance lease. Rights to use the land on which the towers are located will be accounted for as operating leases, and costs of services for the towers will be expensed as incurred.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2011 and for the six and three month periods then ended	Cellular S.A.

6.  JOINT VENTURES

The following amounts have been proportionally consolidated into the Group’s accounts from continuing operations representing the Group’s share of revenues, operating expenses and operating profit in the Group’s joint ventures. For the six and three months ended June 30, 2011, these amounts exclude Telefonica Celular S.A. de C.V. in Honduras which was fully consolidated from July 1, 2010 and include Amnet Guatemala which is proportionately consolidated from August 20, 2010:

	Six months ended June 30, 2011	Six months ended June 30, 2010
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	305,556	487,105
Operating expenses	(167,778)	(254,636)
Operating profit	137,778	232,469

	Three months ended June 30, 2011	Three months ended June 30, 2010
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	144,567	246,576
Operating expenses	(86,529)	(128,666)
Operating profit	58,038	117,910

7.  SEGMENT INFORMATION

Management has determined the operating and reportable segments based on the reports that are used by the Chief Operating Decision Maker to make strategic and operational decisions.

Management considers the Group from both a business and a geographic perspective. The Group operates in the business of communication, information, entertainment and related solutions, and provides these services through mobile telephony and cable (including broadband, television and fixed telephony). The Group’s risks and rates of return for its operations are affected predominantly by the fact that it operates in different geographical regions. The businesses are organized and managed according to the selected geographical regions, which represent the basis for evaluation of past performance and for making decisions about the future allocation of resources.

The Group has businesses in three regions: Central America, South America and Africa.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2011 and for the six and three month periods then ended	Cellular S.A.

7.  SEGMENT INFORMATION (CONTINUED)

The following tables present revenues, operating profit (loss) and other segment information for the six months ended June 30, 2011 and 2010:

Six months ended June 30, 2011	Central America(i)	South America	Africa	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Inter- company elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	903,826	812,196	485,503	—	2,201,525	6,134	—	2,207,659
Operating profit (loss)	329,818	228,911	97,203	(52,588)	603,344	2,756	—	606,100
Add back:
Depreciation and amortization	147,194	115,435	103,922	406	366,957	1,539	—	368,496
Loss (gain) on disposal and impairment of property, plant and equipment	859	2,781	(3,715)	—	(75)	—	—	(75)
Corporate costs	—	—	—	52,182	52,182	—	—	52,182
Adjusted operating profit	477,871	347,127	197,410	—	1,022,408	4,295	—	1,026,703
Less additions to:
Property, plant and equipment	(66,045)	(88,437)	(73,467)	(1,790)	(229,739)	(20)	—	(229,759)
Intangible assets	(135)	(1,425)	(2,474)	(2,376)	(6,410)	—	—	(6,410)
Capital expenditure	(66,180)	(89,862)	(75,941)	(4,166)	(236,149)	(20)	—	(236,169)
Taxes paid	(100,240)	(51,495)	(6,092)	(20,330)	(178,157)
Changes in working capital	(51,091)	8,866	(35,627)	34,867	(42,985)
Other movements	(16,098)	(20,553)	(11,062)	—	(47,713)
Operating free cash flow (ii)	244,262	194,083	68,688	10,371	517,404

Total Assets	4,578,148	1,544,243	1,584,982	141,632	7,849,005	—	(840,717)	7,008,288
Total Liabilities	1,596,918	1,324,244	1,626,846	721,361	5,269,369	—	(1,523,588)	3,745,781

Six months ended June 30, 2010	Central America(i)	South America	Africa	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Inter- company elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	761,704	635,507	436,370	—	1,833,581	15,468	—	1,849,049
Operating profit (loss)	316,547	150,746	67,298	(40,552)	494,039	6,636	—	500,675
Add back:
Depreciation and amortization	108,049	117,871	99,686	467	326,073	—	—	326,073
Loss (gain) on disposal and impairment of property, plant and equipment	449	1,830	(2,648)	654	285	30	—	315
Corporate costs	—	—	—	39,431	39,431	—	—	39,431
Adjusted operating profit	425,045	270,447	164,336	—	859,828	6,666	—	866,494
Less additions to:
Property, plant and equipment	(75,842)	(49,382)	(83,927)	(22)	(209,173)	—	—	(209,173)
Intangible assets	(2,242)	(15,467)	(836)	(242)	(18,787)	—	—	(18,787)
Capital expenditure	(78,084)	(64,849)	(84,763)	(264)	(227,960)	—	—	(227,960)
Taxes paid	(91,129)	(41,741)	(6,044)	(8,666)	(147,580)
Changes in working capital	13,335	(43,008)	(6,748)	6,355	(30,066)
Other movements	(7,083)	18,936	(4,812)	—	7,041
Operating free cash flow (ii)	262,084	139,785	61,969	(2,575)	461,263

Total Assets	2,342,294	1,378,524	1,524,618	853,959	6,099,395	57,946	(565,324)	5,592,017
Total Liabilities	1,527,065	1,243,250	1,584,166	533,047	4,887,528	40,894	(1,230,411)	3,698,011

(i)	From 2011, the Cable business has been included in the Central America segment. Comparative figures have been reclassified accordingly.

(ii)	Only for the purpose of calculating segments’ operating free cash flows, where vendors of capital equipment provide financing, vendor financing is treated as a cash transaction.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2011 and for the six and three month periods then ended	Cellular S.A.

7.  SEGMENT INFORMATION (CONTINUED)

The following tables present revenues, operating profit (loss) and other segment information for the three months ended June 30, 2011 and 2010:

Three months ended June 30, 2011	Central America(i)	South America	Africa	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Inter- company elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	448,948	424,856	246,303	—	1,120,107	—	—	1,120,107
Operating profit (loss)	156,899	119,015	47,385	(30,585)	292,714	—	—	292,714
Add back:
Depreciation and amortization	74,410	61,015	53,600	201	189,226	—	—	189,226
Loss (gain) on disposal and impairment of property, plant and equipment	529	1,782	(1,483)	—	828	—	—	828
Corporate costs	—	—	—	30,384	30,384	—	—	30,384
Adjusted operating profit	231,838	181,812	99,502	—	513,152	—	—	513,152
Less additions to:
Property, plant and equipment	(39,955)	(61,185)	(43,378)	(1,551)	(146,069)	—	—	(146,069)
Intangible assets	(135)	(391)	(2,136)	(2,280)	(4,942)	—	—	(4,942)
Capital expenditure	(40,090)	(61,576)	(45,514)	(3,831)	(151,011)	—	—	(151,011)
Taxes paid	(69,798)	(39,155)	(3,512)	(9,658)	(122,123)
Changes in working capital	49,352	(25,523)	(52,720)	52,832	23,941
Other movements	(2,394)	5,286	2,260	(752)	4,400
Operating free cash flow (ii)	168,908	60,844	16	38,591	268,359

Total Assets	4,578,148	1,544,243	1,584,982	141,632	7,849,005	—	(840,717)	7,008,288
Total Liabilities	1,596,918	1,324,244	1,626,846	721,361	5,269,369	—	(1,523,588)	3,745,781

Three months ended June 30, 2010	Central America(i)	South America	Africa	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Inter- company elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	386,041	323,204	219,305	—	928,550	7,478	—	936,028
Operating profit (loss)	161,914	77,877	38,626	(22,485)	255,932	3,183	—	259,115
Add back:
Depreciation and amortization	54,888	58,840	46,113	230	160,071	—	—	160,071
Loss (gain) on disposal and impairment of property, plant and equipment	66	1,411	(3,738)	(3)	(2,264)	15	—	(2,249)
Corporate costs	—	—	—	22,258	22,258	—	—	22,258
Adjusted operating profit	216,868	138,128	81,001	—	435,997	3,198	—	439,195
Less additions to:
Property, plant and equipment	(43,695)	(32,432)	(41,416)	(22)	(117,565)	—	—	(117,565)
Intangible assets	(1,806)	(9,989)	(11)	(78)	(11,884)	—	—	(11,884)
Capital expenditure	(45,501)	(42,421)	(41,427)	(100)	(129,449)	—	—	(129,449)
Taxes paid	(68,254)	(34,408)	(4,153)	(3,057)	(109,872)
Changes in working capital	17,459	(15,586)	9,622	7,152	18,647
Other movements	(8,011)	19,744	(192)	66	11,607
Operating free cash flow (ii)	112,561	65,457	44,851	4,061	226,930

Total Assets	2,342,294	1,378,524	1,524,618	853,959	6,099,395	57,946	(565,324)	5,592,017
Total Liabilities	1,527,065	1,243,250	1,584,166	533,047	4,887,528	40,894	(1,230,411)	3,698,011

(i)	From 2011, the Cable business has been included in the Central America segment. Comparative figures have been reclassified accordingly.

(ii)	Only for the purpose of calculating segments’ operating free cash flows, where vendors of capital equipment provide financing, vendor financing is treated as a cash transaction.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2011 and for the six and three month periods then ended	Cellular S.A.

8.  OTHER NON OPERATING INCOME (EXPENSE), NET

The Group’s other non operating income (expense), net comprised the following:

	Six months ended June 30, 2011	Six months ended June 30, 2010
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Exchange gains (losses), net	18,629	(18,833)
Loss from associates	(1,097)	(99)
Change in fair value of derivatives	(6,178)	(10,913)
Total	11,354	(29,845)

	Three months ended June 30, 2011	Three months ended June 30, 2010
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Exchange gains (losses), net	1,886	(30,050)
Loss from associates	(540)	(2)
Change in fair value of derivatives	(5,413)	(4,670)
Total	(4,067)	(34,722)

Exchange gains, net in the six months ended June 30, 2011 were mainly derived from the revaluation of local debt denominated in US$ into local currency. To reduce volatility created by foreign exchange movements, Millicom seeks to obtain local debt in local currency when possible and available at commercially acceptable terms. However, medium term financing in certain operating countries is either not always available or is very expensive. The change in fair value of derivatives corresponded to the mark-to-market value of foreign currency swaps contracted in Colombia, where the local currency continued to strengthen against the US$ (see note 17).

9.  TAXES

Group taxes comprise income and other taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to tax losses brought forward, no taxes based on Luxembourg-only income have been computed for the six months ended June 30, 2011 and 2010. The effective tax rate is impacted not only by statutory tax rates in Millicom’s operations, but also by taxes based on revenue, unrecognized current year tax losses, withholding taxes on transfers between operating and non-operating entities and non-taxable gains arising on revaluations of previously held interests.

The Group manages its financing structure and cash flow requirements based on its overall strategy and objectives. The Company is in a position to control its sources of funds, including cash from foreign operating companies, internal and external financing as well as cash inflows from sale of operations. If funds at foreign operating subsidiary level are repatriated, where applicable, taxes on each type of repatriation and each country would need to be accrued and paid.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2011 and for the six and three month periods then ended	Cellular S.A.

10.  EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

	Six months ended June 30, 2011	Six months ended June 30, 2010
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	366,609	285,093
Net profit attributable to owners of the Company from discontinuing operations (US$ ‘000)	38,700	4,731
Net profit attributable to owners of the Company used to determine basic earnings per share (US$ ‘000)	405,309	289,824
Diluted
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	366,609	285,093
Net profit attributable to owners of the Company from discontinuing operations (US$ ‘000)	38,700	4,731
Net profit attributable to owners of the Company used to determine diluted earnings per share (US$ ‘000)	405,309	289,824
Weighted average number of ordinary shares for basic earnings per share (‘000)	105,431	108,759
Potential incremental shares as a result of share options (‘000)	111	178
Weighted average number of ordinary shares adjusted for the effect of dilution (‘000)	105,542	108,937

Basic (US$)
- EPS from continuing operations attributable to owners of the Company	3.47	2.62
- EPS from discontinuing operations attributable to owners of the Company	0.37	0.04
- EPS for the period attributable to owners of the Company	3.84	2.66
Diluted (US$)
- EPS from continuing operations attributable to owners of the Company	3.47	2.62
- EPS from discontinuing operations attributable to owners of the Company	0.37	0.04
- EPS for the period attributable to owners of the Company	3.84	2.66

	Three months ended June 30, 2011	Three months ended June 30, 2010
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	175,172	131,856
Net profit attributable to owners of the Company from discontinuing operations (US$ ‘000)	—	2,434
Net profit attributable to owners of the Company used to determine basic earnings per share (US$ ‘000)	175,172	134,290
Diluted
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	175,172	131,856
Net profit attributable to owners of the Company from discontinuing operations (US$ ‘000)	—	2,434
Net profit attributable to owners of the Company used to determine diluted earnings per share (US$ ‘000)	175,172	134,290

Weighted average number of ordinary shares for basic earnings per share (‘000)	104,985	108,839
Potential incremental shares as a result of share options (‘000)	104	201
Weighted average number of ordinary shares adjusted for the effect of dilution (‘000)	105,089	109,040

Basic (US$)
- EPS from continuing operations attributable to owners of the Company	1.67	1.21
- EPS from discontinuing operations attributable to owners of the Company	—	0.02
- EPS for the period attributable to owners of the Company	1.67	1.23
Diluted (US$)
- EPS from continuing operations attributable to owners of the Company	1.67	1.21
- EPS from discontinuing operations attributable to owners of the Company	—	0.02
- EPS for the period attributable to owners of the Company	1.67	1.23

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2011 and for the six and three month periods then ended	Cellular S.A.

11.  INTANGIBLE ASSETS

During the six months ended June 30, 2011, excluding discontinued operations, Millicom acquired intangible assets of $6 million (June 30, 2010: $19 million). The charge for amortization of intangible assets for the six months ended June 30, 2011 was $67 million (June 30, 2010: $48 million).

During the three months ended June 30, 2011, excluding discontinued operations, Millicom acquired intangible assets of $5 million (June 30, 2010: $12 million). The charge for amortization of intangible assets for the three months ended June 30, 2011 was $32 million (June 30, 2010: $24 million).

12.  PROPERTY, PLANT AND EQUIPMENT

During the six months ended June 30, 2011, Millicom, excluding discontinued operations, acquired property, plant and equipment with a cost of $230 million (June 30, 2010: $209 million). The charge for depreciation on property, plant and equipment for the six months ended June 30, 2011 was $300 million (June 30, 2010: $278 million).

During the three months ended June 30, 2011, Millicom, excluding discontinued operations, acquired property, plant and equipment with a cost of $146 million (June 30, 2010: $117 million). The charge for depreciation on property, plant and equipment for the three months ended June 30, 2011 was $157 million (June 30, 2010: $135 million).

The following table provides details of cash used for the purchase of property, plant and equipment:

	Six months ended June 30, 2011	Six months ended June 30, 2010
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	229,739	209,173
Increase in suppliers advances	2,264	4,026
Decrease in payables for property, plant and equipment	68,163	52,002
Increase in vendor financing and finance leases	(10,668)	(17,155)
Sale and lease back agreement in Ghana (see notes 5 and 13)	(7,540)	(19,642)
Cash used for the purchase of property, plant and equipment	281,958	228,404

	Three months ended June 30, 2011	Three months ended June 30, 2010
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	146,069	117,565
Increase in suppliers advances	1,265	13,796
Decrease in payables for property, plant and equipment	11,070	16,849
Increase in vendor financing and finance leases	(6,599)	(2,776)
Sale and lease back agreement in Ghana (see notes 5 and 13)	(7,540)	(19,642)
Cash used for the purchase of property, plant and equipment	144,265	125,792

13.  INVESTMENT IN ASSOCIATE

As part of the tower transaction in Ghana (see note 5), Millicom received a 40% shareholding in Helios Towers Ghana.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2011 and for the six and three month periods then ended	Cellular S.A.

14.  SHARE-BASED COMPENSATION

(a) Long-Term Incentive Plans

2008

Long term incentive awards for 2008 (“2008 LTIPs”) were approved by the Board on December 4, 2007. The awards consisted of a performance share plan and a matching share award plan. Shares granted under the performance share plan vested at the end of a three year period, on meeting a performance condition related to Millicom’s “earnings per share” (“EPS”). The achievement of a certain level of this condition, measured at the end of the three year period, resulted in the vesting of a specific percentage of shares to each employee in the plan.

The matching share award plan requires employees to invest in shares of the Company in order to be eligible for matching shares. Shares awarded under this plan vested at the end of a three year period, on meeting market conditions that are based on the “total shareholder return” (“TSR”) of Millicom’s shares compared to the TSR of a peer group of companies during the three-year period of the plan. A fair value per share was determined and applied to the total potential number of matching shares and was expensed over the vesting period.

In the six month period to June 30, 2011, 148,585 shares were issued under the 2008 performance plan and 28,795 shares were issued under the 2008 matching share plan.

The total charge for the 2008 LTIPs of $25 million was recorded over the service period (2008 to 2010) including $20 million in 2010 when conditions connected to the plan previously not expected to be met, were fulfilled.

2009

Long term incentive awards for 2009 (“2009 LTIPs”) were approved by the Board on June 16, 2009. The 2009 LTIPs consist of a deferred share awards plan and a performance shares plan.

Shares granted under the deferred plan are based on past performance and vest 16.5% on each of January 1, 2010 and January 1, 2011 and 67% on January 1, 2012.

Shares granted under the performance plan vest at the end of a three year period, 50% subject to a market condition that is based on the TSR of Millicom compared to the TSR of a peer group of companies during the three-year period of the plan, and 50% subject to a performance condition, based on EPS. A fair value per share subject to the market condition was determined and applied to the total potential number of shares under the plan, to be expensed over the vesting period.

In the six month period to June 30, 2011, no shares were issued under the 2009 performance share plan and 29,827 shares were issued under the deferred share plan.

The total charge for the 2009 LTIPs, estimated at $11 million, is being recorded over the service period (2009 to 2011).

2010

Long term incentive awards for 2010 (“2010 LTIPs”) were approved by the Board on November 27, 2009. The 2010 LTIPs consist of a deferred share awards plan and a performance shares plan, the mechanisms of which are the same as the 2009 LTIPs.

In the six month period to June 30, 2011, no shares were issued under the 2010 performance share plan and 25,949 shares were issued under the deferred share plan.

The total charge for the 2010 LTIPs, estimated at $15 million, is being recorded over the service period (2010 to 2012).

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2011 and for the six and three month periods then ended	Cellular S.A.

14.  SHARE-BASED COMPENSATION (CONTINUED)

2011

Long term incentive awards for 2011 (“2011 LTIPs”) were approved by the Board on February 1, 2011. The 2011 LTIPs consist of a deferred share awards plan and a performance shares plan.

Shares granted under the deferred share awards plan are based on past performance and vest 16.5% on each of January 1, 2012 and January 1, 2013 and 67% on January 1, 2014.

Shares granted under the performance plan vest at the end of the three year period, 50% subject to a market condition that is based on the ranking of the TSR of Millicom compared to the FTSE Global Telecoms Index adjusted to add three peer companies (“Adjusted Global Telecoms Index”), and 50% subject to a performance condition, based on EPS.

In the six month period to June 30, 2011, no shares were issued under either the 2011 performance share plan or the 2011 deferred share awards plan.

The total charge for the 2011 LTIPs was estimated at $18 million, to be recorded over the service period (2011 to 2013).

(b) Total share-based compensation expense

Total share-based compensation for the six and three months ended June 30, 2011 and 2010 was as follows:

	Six months ended June 30, 2011	Six months ended June 30, 2010
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Share options	—	7
2007 LTIP	—	97
2008 LTIP	—	1,101
2009 LTIP	1,242	1,805
2010 LTIP	2,370	3,209
2011 LTIP	3,773	—
Total share-based compensation expense	7,385	6,219

	Three months ended June 30, 2011	Three months ended June 30, 2010
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Share options	—	3
2007 LTIP	—	97
2008 LTIP	—	551
2009 LTIP	1,667	926
2010 LTIP	381	1,604
2011 LTIP	1,836	—
Total share-based compensation expense	3,884	3,181

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2011 and for the six and three month periods then ended	Cellular S.A.

15.  DEBT AND OTHER FINANCING

Analysis of debt and other financing by maturity

The total amount of debt and other financing is repayable as follows:

	As at June 30, 2011	As at December 31, 2010
	(Unaudited)	US$ ‘000
	US$ ‘000
Due within:
One year	649,739	555,464
One-two years	326,803	377,162
Two-three years	215,545	261,045
Three-four years	345,635	311,412
Four-five years	208,273	226,998
After five years	577,838	619,955
Total debt	2,323,833	2,352,036

As at June 30, 2011, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued was $1,338 million (December 31, 2010: $1,380 million). The assets pledged by the Group for these debts and financings amount to $372 million (December 31, 2010: $411 million).

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The table below describes the outstanding and maximum exposure under the bank guarantees and the remaining terms of the guarantees as at June 30, 2011 and December 31, 2010. Amounts outstanding for supplier guarantees at June 30, 2011 were between 1 and 3 years for outstanding exposure of $18.7 million (maximum exposure $18.7 million). Amounts issued to cover bank guarantees are recorded in the interim condensed consolidated statements of financial position under the caption “Debt and other financing”.

	Bank and other financing guarantees(i)
	As at June 30, 2011		As at December 31, 2010
	(unaudited)
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

0-1 year	12,516	50,599	—	6,200
1-3 years	324,740	424,817	360,084	472,231
3-5 years	196,827	280,921	220,079	293,424
More than 5 years	195,919	265,710	182,165	265,710
Total (ii)	730,002	1,022,047	762,328	1,037,565

(i)	The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying loans in the case of non-payment by the obligor.
(ii)	Including discontinued operation as at December 31, 2010.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2011 and for the six and three month periods then ended	Cellular S.A.

16.  NON-CASH INVESTING AND FINANCING ACTIVITIES

The following table gives details of non-cash investing and financing activities for continuing operations for the six months ended June 30, 2011 and 2010.

	Six months ended June 30, 2011	Six months ended June 30, 2010
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Investing activities
Acquisition of shares in Helios Towers Ghana (see note 13)	(1,830)	(10,124)
Disposal of property, plant and equipment	1,830	10,124
Acquisition of property, plant and equipment	(18,208)	(36,797)
Increase in asset retirement obligations	(2,064)	(1,651)
Financing activities
Share-based compensation	7,385	6,219
Sale and lease back agreements (see note 5)	7,540	19,642
Vendor financing and other finance leases	10,668	17,155

17.  COMMITMENTS AND CONTINGENCIES

Operational environment

Millicom has operations in emerging markets, namely Central America, South America and Africa, where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. This includes, in the normal course of business, discussions regarding taxation, interconnect, license renewal and tariff arrangements, which can have a significant impact on the long-term economic viability of its operations.

Litigation

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As at June 30, 2011, the total amount of claims against Millicom’s operations was $147 million (December 31, 2010: $143 million), of which $1 million (December 31, 2010: $6 million) relate to joint ventures. As at June 30, 2011, $12 million (December 31, 2010: $9 million) has been provided for these risks in the consolidated statements of financial position. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Sentel GSM S.A. (“Sentel”) license

The Sentel license (“License”) to provide mobile telephony services was granted in 1998 by a prior administration in the Republic of Senegal and has been challenged by the Senegalese authorities. Sentel continues to provide telephony services to its customers and effectively remains in control of the business. However, the government of the Republic of Senegal published on November 3, 2008 a decree dated as of 2001 that purports to revoke the License.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2011 and for the six and three month periods then ended	Cellular S.A.

17.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

On November 11, 2008 Millicom International Operations B.V. (MIO B.V.), a wholly owned Millicom subsidiary and Sentel instituted arbitration proceedings with the International Center for the Settlement of Investment Disputes (ICSID) against the Republic of Senegal under provisions of the License and international law. MIO B.V. and Sentel seek compensation for the purported expropriation of the License and monetary damages for breach of the License.

On the same day, the Republic of Senegal instituted court proceedings in the Republic of Senegal against Millicom and Sentel and sought court approval for the revocation of the License and sought damages against Sentel and Millicom.

In July 2010, the ICSID panel ruled that it has jurisdiction over the claims brought by Sentel and MIO B.V., overruling the objections to ICSID’s jurisdiction made by the Republic of Senegal. On November 10, 2010, the Republic of Senegal withdrew its action against Sentel and Millicom in the court proceedings in Senegal. In February 2011, the ICSID has scheduled a hearing on the merits of the case to begin in November 2011.

Due to the nature of the dispute, the status of the process for arbitration proceedings, a lack of qualitative information from which to assess possible outcomes, and a lack of financial information, significant uncertainties exist as to the financial impact (if any) of the dispute. The uncertainties are such that, at the date of filing of these interim condensed financial statements, it is not practicable to include a reasonable and accurate assessment of the possible financial effect of this dispute.

Capital commitments

As at June 30, 2011, the Company and its subsidiaries and joint ventures have fixed commitments to purchase network equipment, land and buildings and other fixed assets from a number of suppliers, for a value of $323 million (December 31, 2010: $207 million), of which $277 million (December 31, 2010: $200 million) are due within one year and $62 million (December 31, 2010: $19 million) relate to joint ventures.

In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $313 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Contingent assets

Due to the late delivery by suppliers of network equipment in various operations, Millicom is entitled to compensation. This compensation is in the form of discount vouchers on future purchases of network equipment. The amount of vouchers received but not recognized as they had not yet been used as at June 30, 2011 was $1 million (December 31, 2010: $1 million).

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness and legal restrictions. As at June 30, 2011, $73 million (December 31, 2010: $60 million) of Millicom’s retained profits represent statutory reserves and are undistributable to owners of the Company.

Foreign currency forward and swaps contracts

As at June 30, 2011, the Group held foreign currency forward swap contracts to sell Colombian Pesos in exchange for US$ for a total nominal amount of $84 million (December 31, 2010: $84 million) of which $41 million matures in July 2012 and the remaining amount in July 2013. Losses from the forward swap contracts amounted to $6 million for the six month period to June 30, 2011 (June 30, 2010: $11 million) (see note 8). As at June 30, 2011 the fair values of the foreign currency forward amounted to liabilities of $23 million.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2011 and for the six and three month periods then ended	Cellular S.A.

17.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

Interest rate swap agreements

In January 2010, Millicom entered into a $100 million interest rate swap with Royal Bank of Scotland, maturing in January 2013, to hedge the interest rate risk of floating rate debt in three different countries (Tanzania, DRC and Ghana). The swap was assessed as highly effective and cash flow hedge accounting has been applied. Accordingly, the effective portion of the fair value change of the swap was recorded in other comprehensive income. As at June 30, 2011 the fair value of the interest rate hedge amounted to a liability of $2 million and the hedge assessed as highly effective.

In October 2010 Millicom entered into separate interest rate swaps to hedge the interest rate risks on floating rate debts in Honduras and Costa Rica. The interest rate swap in Honduras was issued for a nominal amount of $30 million, with maturity in 2015, and in Costa Rica for a nominal amount of $105 million with maturity in 2017. The swaps were assessed as highly effective and cash flow hedge accounting has been applied. Accordingly, the effective portion of the fair value change of the swaps was recorded in other comprehensive income. As at June 30, 2011 the fair value of the interest rate hedges amounted to a liability of $1 million and the hedges were assessed as highly effective.

18.  SUBSEQUENT EVENTS

In July 2011, Colombia Móvil S.A., Millicom’s operation in Colombia, (“Colombia Móvil”) agreed to sell up to 2,126 towers to a fully controlled subsidiary of American Towers International, Inc. (“ATC”) in Colombia.  As a result of the transaction, Colombia Móvil will receive approximately US$182 million of cash. Through a Millicom subsidiary, Millicom and Colombia Móvil’s other shareholders will have an option to acquire a minority equity interest of up to 40% in the newly created tower company (ATC Infraco) and an option to acquire a minority interest of up to 40% in ATC Sitios de Colombia S.A.S., an already established tower subsidiary of ATC.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to Millicom’s unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IAS 34.

Overview

Introduction

We are a global telecommunications group with mobile telephony operations in emerging markets. We also operate combinations of fixed telephony, cable and broadband businesses in five countries in Central America. Our strategy of being a low cost provider focused on prepaid services using mass market distribution methods and strong branding, has enabled us to continue to pursue growth while delivering operating profitability.

As at June 30, 2011, Millicom had 15 operations in 15 countries focusing on emerging markets in Central America, South America, and Africa. Millicom operates its businesses in El Salvador, Guatemala, Honduras, Costa Rica and Nicaragua in Central America; in Bolivia, Colombia and Paraguay in South America; and in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa.

As at June 30, 2011, the 13 countries where we had mobile operations had a combined population of approximately 265 million. This means that 265 million people are covered by our mobile licenses and could receive mobile services under the terms of our mobile licenses if our networks covered the entire population. Our total mobile customers reached 41.3 million as at June 30, 2011.

Most of our markets are attractive due to their relatively low degree of utilization of fixed and mobile telephony services as compared to more developed markets. We believe there is opportunity for further growth in the markets because our services are essential for communication, information and solutions in the markets in which we operate, and therefore we believe that the percentage of GDP spent on the services we offer will continue to grow in our markets. Central America and to a lesser extent South America now have higher penetration levels and voice growth will be lower in the future than in the past. However, Millicom believes significant growth potential exists in value added services (“VAS”). VAS now accounts for more than 27% of our recurring revenues and continues to grow at more than 30% year-on-year.

Operating Results

The discussion below focuses on the results from continuing operations.

Six months ended June 30, 2011 and 2010

The following table sets forth certain unaudited income statement items from continuing operations for the periods indicated.

	Six months ended		Impact on comparative results
	June 30,		for period
	2011 (Unaudited)	2010 (Unaudited)	Amount of variation	Percent change
	(in US$ ‘000, except percentages)

Revenues	2,201,525	1,833,581	367,944	20%
Cost of sales	(756,347)	(635,448)	(120,899)	19%
Sales and marketing	(400,196)	(334,718)	(65,478)	20%
General and administrative expenses	(397,768)	(329,945)	(67,823)	21%
Other operating expenses	(43,870)	(39,431)	(4,439)	11%
Operating profit	603,344	494,039	109,305	22%
Interest expense	(91,039)	(89,979)	(1,060)	1%
Interest income	7,222	5,124	2,098	41%
Other non operating income (expense), net	11,354	(29,845)	41,199	138%
Charge for taxes	(139,478)	(115,164)	(24,314)	21%
Profit for the period from continuing operations	391,403	264,175	127,228	48%
Profit (loss) for the period from discontinued operations, net of tax	39,465	6,385	33,080	518%
Non-controlling interests	(25,559)	19,264	(44,823)	-233%
Net profit for the period attributable to owners of the Company	405,309	289,824	115,485	40%

We derive our revenues mainly from the provision of communication, entertainment, solutions and information services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees, broadband internet, fixed line telephony, VOIP, data transmission, cable television and other services and equipment sales.

Innovation continues to be a major focus of the Group as we seek further revenue growth in our markets by developing additional products and services through which we can gain a greater share of customers’ disposable income.  In the first six months of 2011, VAS continued to have a significant contribution reaching 27% of recurring revenues and growing by more than 30% year-on-year. We expect innovation to continue to be an important driver of growth in the years ahead.

Total revenues increased by 20% for the six months ended June 30, 2011 to $2,202 million from $1,834 million for the six months ended June 30, 2010. The growth in revenue is due to growth in the number of customers, the volume and price of various services taken by customers, by new products and services and in particular data related, and by positive foreign exchange movements. In local currency our year-on-year revenue growth for the 6 months ending June 30, 2011 was 11.5%. The number of our mobile customers as at June 30, 2011 and 2010 was as follows:

Mobile customers	June 30, 2011	June 30, 2010	Growth
Central America	14,087,497	13,370,455	5%
South America	10,670,786	9,239,165	15%
Africa	16,553,683	14,119,102	17%
Total	41,311,966	36,728,722	12%

From June 30, 2010 to June 30, 2011 our worldwide total mobile customer base increased by 12% from 36.7 million to 41.3 million. Our mobile attributable customer base increased to 38.0 million customers at June 30, 2011 from 32.3 million at June 30, 2010, an increase of 18%.

Capital expenditure over the last 12 months resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional customers. Strengthening of the distribution network also helped drive customer growth and make our products more accessible. We are further improving the volume and variety of products and services our customers are taking, as well as the accessibility and availability of our products and services by using innovative distribution channels and techniques. Future revenue growth is increasingly dependent on our ability to obtain a larger proportion of our customers’ disposable income through providing additional VAS and data services. Future customer growth is partly dependent on the level of capital expenditure invested in the business; on increased points of sale and on innovative product, service offerings and continued focus on a competitive value proposition. We have continued to make progress in our asset productivity initiatives and have now completed the bulk of our tower sharing initiatives.

In Central America, in the first six months of 2011, we added 603 thousand net new customers, bringing the total at the end of the quarter to 14.1 million, up 5% year-on-year. We remain focused on attracting higher quality customers in these more penetrated markets. As at June 30, 2011 we had approximately 1 million 3G customers across the region. Guatemala and El Salvador grew respectively its customer base by 16% and 3% year-on-year while Honduras declined by 6% year-on-year.

In South America, customers increased 15% year-on-year to reach 10.7 million at June 30, 2011. Bolivia recorded the highest year-on-year increase in customer numbers in the region, up 21% to 2.6 million. In Colombia, during the six month period, we added 303 thousand net new customers, contributing to a year-on-year increase of 17%, and in Paraguay we added 70 thousand new customers, resulting in a year-on year increase of 10%. By June 30, 2011 we had over 3.2 million users of data services across the region.

In Africa, customers increased by 17% year-on-year and 1,042 thousand net new customers were added in the first six months of 2011, bringing the total at the end of June to 16.6 million. During the first half of 2011 we are seeing more stable pricing activity compared with market price reductions that were introduced in the second half of last year. We also continue to increase our market share across the region. The best performing markets in terms of customer growth were Rwanda which grew by 117% year-on-year, Chad, which grew by 37%, and DRC, which grew by 27%. In Tanzania and Ghana, the customer base increased respectively by 12% and 9% year-on-year; in Senegal it increased by 7% year-on-year, where, due to the ongoing arbitration process, we have only been investing the minimum to alleviate capacity constraints. In Rwanda, in our third year since launch, our business continues to grow and we have reached 813 thousand customers as at the end of June 2011.

Overall, we expect customer intake to continue to be quite volatile, due to variable factors including the macro environment, seasonality, government mandated SIM card registration, competitor promotions and our own marketing activities.

We value sustainable revenue growth over net customer additions and we are focusing on 3G data and VAS customers who, on average, produce a higher additional ARPU than 2G voice only customers as we no longer see a correlation between growth in customer numbers and future revenue growth.

Revenues: Revenues for the six months ended June 30, 2011 and 2010 by operating segment were as follows:

Revenues	2011	2010	Growth
	(in US$ ‘000’)
Central America	903,826	761,704	19%
South America	812,196	635,507	28%
Africa	485,503	436,370	11%
Total	2,201,525	1,833,581	20%

Central America - Revenues for the six months ended June 30, 2011 were $904 million, up 19% year-on-year reflecting the continuing shift in our customer base to higher value customers increased ARPU and tailored packages to meet their needs. As at June 30, 2011 our cable and broadband business in Central America had approximately 692 thousand revenue generating units, up 7% year-on-year. Broadband customer growth continued to be strong.

In local currency, revenues for Central America increased by 3% year-on-year. Guatemala and Honduras maintained their strong recent performance and Costa Rica increased its revenue by 24% year-on-year. Overall, ARPU growth continued to be positive during the quarter as a growing appetite for 3G and other non-voice services mitigated the impact of external factors. As at June 30, 2011 we had approximately 1 million 3G customers across the region.

South America - Revenues in South America for the six months ended June 30, 2011 amounted to $812 million, up 28% year-on-year as we increased ARPU, penetration of VAS, customer numbers and continued to benefit from a positive currency translation effect in the quarter, mainly as a result of the strength of the Colombian peso.

Revenue growth in local currency continued its trend of recent quarters increasing by almost 20% with strong growth in all our three of our markets.  We now have over 3.2 million users of data services in South America and growth is partly attributable to our packaging and targeting bundled services to suit our customer segments.

ARPU was up 3% year-on-year in local currency, driven by a strong performance in 3G and other VAS.

Africa -   Revenues in Africa were up 11% year-on-year to $485 million. Growth in Tanzania, DRC, Rwanda and Ghana continued to be strong, despite competitor activity. ARPU for Africa in local currency was down only 6% year-on-year, an encouraging performance in light of our continued strong customer growth. Results from operations in Africa were impacted by new tariffs, taxes and regulatory charges in Ghana, Rwanda and Senegal, VAS revenues increased by 34% year-on-year and now account for almost 11% of recurring revenues for the region.

Further revenue growth will likely come from all of our operations as we continue to focus on VAS and in particular data and solutions under our triple “A” strategy. This strategy will continue to drive higher penetration in our markets, mainly in Africa, while growth will come from market share increase and VAS revenues.

As described above, innovation is a major focus of the Group as we grow revenues in maturing markets by developing additional products and services through which we can gain a greater share of customers’ disposable income.  We expect innovation to be an important driver of growth in the years ahead. We have successfully launched our money transfer facility “Tigo Cash” in seven of our markets. These new products may have a slightly dilutive impact on margins in the short term.

Cost of sales: Cost of sales increased by 19% for the six months ended June 30, 2011 to $756 million from $635 million for the six months ended June 30, 2010. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the continuing capital expenditures on our networks. Gross profit margin increased slightly from 65% for the six months ended June 30, 2010 to 66% for the six months ended June 30, 2011.

Future gross margin percentages will be mostly affected by interconnect taxes, subsidy levels and the mix of revenues generated from calls, VAS and data made exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin as we do not incur interconnect charges to access other networks.

Sales and marketing: Sales and marketing expenses increased by 20% for the six months ended June 30, 2011 to $400 million from $335 million for the six months ended June 30, 2010. Sales and marketing costs comprised mainly commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotion costs for Tigo, point of sales materials for the retail outlets, staff costs and increasingly, smartphone subsidies. As a percentage of revenues, sales and marketing expenses remained stable for both the six months ended June 30, 2011 and June 30, 2010.

Future sales and marketing costs will be impacted by the expansion of the distribution network and launch of further innovative products and services which requires higher spending on awareness point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits. We expect continuation of increase in subsidies on 3G handsets and datacards as we are pleased with the results and returns so far and we see attractive opportunities in the future.

General and administrative expenses: General and administrative expenses increased by 21% for the six months ended June 30, 2011 to $398 million from $330 million for the six months ended June 30, 2010. This increase is mainly explained by expansion of networks, as well as products and services in our mobile operations, including an increase in staffing levels to accommodate Millicom’s growth and higher depreciation of fixed assets other than network equipment. As a percentage of revenues, general and administrative expenses remained stable at 18% for both the six months ended June 30, 2011 and 2010.

We continue to seek ways to further reduce our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies amongst the operating companies. We also look to centralize negotiations of our financings and of our supply contracts for network equipment and handsets.

In 2010, Millicom’s operations in Ghana, Tanzania and the DRC signed sale and lease-back agreements for most of their towers (see notes 5 and 13). These agreements demonstrate implementation of Millicom’s strategy of improving both our capital and operating efficiency by focusing on our core activities. In June 2011, Millicom’s operation in Guatemala signed a tower sharing agreement, and in July, a tower sharing agreement was reached in Colombia (see note 18). These transactions will increase EBITDA margins in the countries where they took place, but will also marginally increase “finance” costs.

Other operating expenses: Other operating expenses increased by 11% for the six months ended June 30, 2011 to $44 million. The costs related to the corporate staff and other group support functions increased, as well as non-recurring corporate projects including delisting from NASDAQ in the United States of America and consolidating our primary listing on the NASDAQ OMX in Sweden. The necessity to oversee and support growth in the operating companies also contributed to the increase in other operating expenses from the six months ended June 30, 2010.

Operating profit:  Operating profit for the six months ended June 30, 2011 and 2010 by operating segment was as follows:

Operating profit	2011	2010	Growth
	(in US$ ‘000’)
Central America	329,818	316,547	4%
South America	228,911	150,746	52%
Africa	97,203	67,298	44%
Unallocated	(52,588)	(40,552)	30%
Total	603,344	494,039	22%

Operating profit margin	2011	2010	Change in % points
Central America	36%	42%	(6)
South America	28%	24%	4
Africa	20%	15%	5
Total	27%	27%	—

The operating margin in Central America declined to 36% of revenues as we increased subsidies to support data growth and an unfavorable unit of lower incoming international traffic against higher VAS. In South America, we were able to improve our operating margins by 4 percentage points year-on-year mainly due to the improving performance of our Colombian operations. Operating margin for our South America operating segment overall increased from 24% for the six months ended June 30, 2010 to 28% for the six months ended June 30, 2011. In Africa, with the launch of 3G services in Rwanda, Ghana, Tanzania and a strong uptake in VAS, we were able to increase the operating margin of the African segment from 15% for the six months ended June 30, 2010 to 20% for the six months ended June 30, 2011.

In the future, Millicom’s operating profitability will depend on the ability to continue growing revenues while maintaining control of costs and capital expenditures. Additional regulatory taxes and tariffs may also impact negatively our operating profitability.

Interest expense: Interest expense for the six months ended June 30, 2011 amounted to $91 million, relatively stable compared to the six months ended June 30, 2010.

Interest income: Interest income for the six months ended June 30, 2011 increased to $7 million from $5 million for the six months ended June 30, 2010.

Other non operating income, net: Other non operating income, net for the six months ended June 30, 2011 amounted to $11 million, an increase from a loss of $30 million for the six months ended June 30, 2010. The balance for the six months ended June 30, 2011 was the sum of exchange gains of $19 million, a negative fair value adjustment of $6 million on derivative instruments in our operation in Colombia and a $1 million loss from associates. The amount for the six months ended June 30,

2010 comprised net exchange losses of $19 and a negative fair value adjustment of $11 million on derivative instruments in our operation in Colombia.

Charge for taxes: The net tax charge for the six months ended June 30, 2011 increased to $139 million from $115 million for the six months ended June 30, 2010. The effective tax rate decreased from 30% for the six months ended June 30, 2010 to 23% for the six months ended June 30, 2011. This was due in part to tax planning initiatives including transfer pricing between group companies, utilization of tax losses, as well as the impact of pushing down debt to operating level. The effective tax rate was also impacted by a one-off tax of $14 million in Colombia and withholding tax on dividends paid by the operations during the first six months of 2011, as a result of increased upstreaming of funds over 2010.

In the future, as the business of the operating companies grows, management fees and brand fees charged by Millicom to the operating companies are expected to increase. In addition, as the Group’s profit before tax increases, it will further reduce the impact of the net corporate expenses and interest on the Group’s effective tax rate.

The Group effective tax rate was also impacted by Guatemala which is taxed on revenues rather than profit before tax. Such situations could change and these operating companies could be taxed on profits before tax in future years. This would impact the Group effective tax rate.

Net profit for the period attributable to owners of the company: The net profit for the six months ended June 30, 2011 was $405 million compared to a net profit of $290 million for the six months ended June 30, 2010. Profit from continuing operations increased to $391 million for the six months ended June 30, 2011 from $264 million for the six months ended June 30, 2010. The profit from discontinued operations for the six months ended June 30, 2011 was $39 million compared to a profit of $6 million for the same period last year, reflecting the $37 million gain on sale of our Laos operation in 2011.

Effect of exchange rate fluctuations

Exchange rates for currencies of the countries in which our companies operate fluctuate in relation to the US$ reporting currency and such fluctuations may have a material effect on our earnings, assets or cash flows when translating local currency into US$. For each subsidiary or joint-venture that reports its results in a currency other than the US$, a decrease in the value of that currency against the US$ reduces our profits while also reducing our assets, our liabilities, as well as our future dividends. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of US$ we receive is affected by fluctuations of exchange rates for such currencies against the US$. In addition, exchange rates are impacting Millicom’s earnings and cash flows due to US$ denominated debt held at local operational level where local currency borrowing facilities are either not available or not available under commercially acceptable terms. We generally do not hedge our foreign currency exposures since there are few available instruments in the countries where we operate. In the six months ended June 30, 2011, we had a net exchange gain of $19 million.

Liquidity and capital resources

Cash upstreaming

We continued to upstream surplus cash to the Company from the operations. For the six months ended June 30, 2011, we upstreamed $506 million from 8 of the 15 countries in which we operate, compared with $525 million during the comparative period in 2010. This upstreamed cash was used to finance dividend distributions and the share buy-back program and for further investment.

Cash flows

For the six months ended June 30, 2011, cash provided by operating activities was $690 million, compared to $575 million for the six months ended June 30, 2010. The increase is mainly the result of cost controls and revenue growth through favorable product mix offered to an increased base of customers.

Cash used by investing activities was $276 million for the six months ended June 30, 2011, compared to $173 million for the six months ended June 30, 2010. In the six months ended June 30, 2011 Millicom used cash to purchase $282 million of property, plant and equipment compared to $228 million for the same period in 2010.

Financing activities used total cash of $488 million for the six months ended June 30, 2011, compared to a use of cash of $684 million for the same period in 2010. In the six months ended June 30, 2011 Millicom repaid debt of $359 million while raising funds of $230 million through new financing. Treasury shares costing $171 million were purchased under the share buyback program and $189 million of dividends distributed in the first six months of 2011.

The net cash outflow for the six months ended June 30, 2011 was $18 million compared to an outflow of $282 million for the six months ended June 30, 2010. Millicom had closing cash and cash equivalents balances of $1,005 million as at June 30, 2011 compared to $1,229 million as at June 30, 2010.

Capital additions

Our additions to property, plant and equipment and intangible assets for our continuing operations split by operating segment were as follows during the periods indicated:

	For the six months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US$ ‘000)
Central America	66,180	78,084
South America	89,862	64,849
Africa	75,941	84,763
Unallocated	4,166	264
Total	236,149	227,960

The main capital expenditures related to the expansion of areas covered quality and capacity of existing networks.

Corporate and other debt and financing

As at June 30, 2011 we had total consolidated outstanding debt and other financing of $2,324 million (December 31, 2010: $2,352 million). The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $1,338 million (December 31, 2010: $1,380 million).

Commitments

As at June 30, 2011, we had commitments with a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $323 million (December 31, 2010: $207 million) of which $277 million (December 31, 2010: $200 million) are due within one year.

Guarantees

As at June 30, 2011, outstanding guarantees amounted to $730 million (December 31, 2010: $762 million).

Subsequent events

In July 2011, Colombia Móvil S.A., Millicom’s operation in Colombia, (“Colombia Móvil”) agreed to sell up to 2,126 towers to a fully controlled subsidiary of American Towers International, Inc. (“ATC”) in Colombia.  As a result of the transaction, Colombia Móvil will receive approximately US$182 million of cash. Through a Millicom subsidiary, Millicom and Colombia Móvil’s other shareholders will have an option to acquire a minority equity interest of up to 40% in the newly created tower company (ATC Infraco) and an option to acquire a minority interest of up to 40% in ATC Sitios de Colombia S. A. S., an already established tower subsidiary of ATC.